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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(d)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            EFFICIENT NETWORKS, INC.
                           (Name of Subject Company)

                            EFFICIENT NETWORKS, INC.
                      (Name of Person(s) Filing Statement)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                  282056 10 0
                         (Cusip Number of Common Stock)

                                 Bruce W. Brown
                            Chief Executive Officer
                                4849 Alpha Road
                              Dallas, Texas 75244
                                 (972) 852-1000
          (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of The Person(s)
                               Filing Statement)

                                With Copies To:

                             Michael Kennedy, Esq.
                             Adam R. Dolinko, Esq.
                             Shelly R. Dolev, Esq.
                       Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                      One Market, Spear Tower, 33rd Floor
                        San Francisco, California 94105
                                 (415) 947-2000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

ITEM 1. Subject Company Information

   The name of the subject company is Efficient Networks, Inc., a Delaware corporation ("Efficient"). Efficient is a worldwide developer and supplier of high-speed digital subscriber line customer premises equipment, for the broadband access market. The address of Efficient's principal executive offices is 4849 Alpha Road, Dallas, Texas 75244. The telephone number of the principal executive offices of Efficient is (972) 852-1000. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.001 par value, of Efficient. As of March 1, 2001, there were 59,405,963 shares of Efficient common stock issued and outstanding.

ITEM 2. Identity And Background Of Filing Person

   The name, business address and business telephone number of Efficient, which is the person filing this statement and the subject company, are set forth in
Item 1 above.

   This statement relates to the tender offer being made by Memphis Acquisition Inc. ("Memphis"), a Delaware corporation and a wholly owned subsidiary of Siemens Corporation, a Delaware corporation, ("Siemens") and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated March 2, 2001 and filed with the Securities and Exchange Commission (the "Commission"). The tender offer is to purchase all the outstanding shares of Efficient common stock, at a price of $23.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 2001 (as it may be amended, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer") included in the Schedule TO. A copy of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit 1 and Exhibit 2 hereto, respectively, and each is incorporated herein by reference. Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to Efficient's stockholders concurrently with this Schedule 14D-9.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 21, 2001, by and among Siemens, Memphis and Efficient (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of the Offer by Memphis and further provides that, as soon as practicable after consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), Memphis will be merged with and into Efficient (the "Merger"), with Efficient continuing as the surviving corporation and a subsidiary of Siemens. A copy of the Merger Agreement is filed as Exhibit 3 hereto.

   The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of shares of Efficient common stock that, together with the shares then owned by Siemens AG and any other direct or indirect subsidiary of Siemens AG, would represent a majority of the total number of outstanding shares of Efficient common stock on a fully diluted basis (excluding any securities not convertible or exercisable into Efficient common stock on or prior to July 31, 2001 or which have an effective conversion or exercise price in excess of the price per share offered in the Offer immediately prior to the expiration of the Offer) and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Act Against Restraints of Competition of the Federal Republic of Germany or any other applicable foreign antitrust law. The Offer is also subject to certain other conditions set forth in Annex A to the Merger Agreement.

   As set forth in the Schedule TO, the principal executive offices of Memphis are located at 153 East 53rd Street, New York, New York 10022 and its telephone number is (212) 258-4000. Memphis is a wholly owned subsidiary of Siemens, a wholly owned indirect subsidiary of Siemens AG. All information in this
Schedule 14D-9 or incorporated by reference herein concerning Memphis, Siemens, Siemens AG or their affiliates, or actions or events in respect of any of them, was provided by Memphis or Siemens, and Efficient assumes no responsibility therefor.

ITEM 3. Past Contacts, Transactions, Negotiations And Agreements

   Certain contracts, agreements, arrangements or understandings between Efficient or its affiliates with certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 that is attached as Annex A hereto and is incorporated herein by reference. Except as described or referred to herein and in Annex A, to the knowledge of Efficient, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between Efficient or its affiliates and (i) Efficient, its executive officers, directors or affiliates; or (ii) Siemens AG, Siemens or Memphis, their respective officers, directors or affiliates.

   In considering the recommendation of the Board of Directors of Efficient (the "Board of Directors") set forth in Item 4 below, Efficient's stockholders should be aware that certain executive officers of Efficient and certain members of the Board of Directors have interests in the Offer and the Merger, which are described herein and in Annex A hereto, and which may present them with certain conflicts of interest. The Board of Directors is aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

   The Merger Agreement and Confidentiality Agreement. A summary of the material provisions of the Merger Agreement, and the Confidentiality Agreement between Siemens and Efficient dated November 16, 2000 (the "Confidentiality Agreement"), is included in "Background of the Offer; The Merger Agreement and Related Agreements" of the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Merger Agreement and the complete text of the Confidentiality Agreement, copies of which are filed as Exhibits 3 and 15 hereto and are incorporated herein by reference. Such summary may not contain all of the information that is important to you. Accordingly, you should read the Merger Agreement and the Confidentiality Agreement in their entirety for a more complete description of the material summarized in the Offer to Purchase.

   Past Contacts. In June 1998, Siemens AG purchased shares of Series G preferred stock, par value $0.001 per share, of Efficient. In connection with the transaction, Mr. Anthony T. Maher, a member of the managing board of the Information and Communications Networks Division of Siemens AG ("ICN"), was appointed to the Board of Directors of Efficient and has remained on the Board of Directors since that time. In connection with Efficient's initial public offering of its common stock, the Series G preferred stock was converted into common stock.

   In addition, in June 1998, Efficient and Siemens AG entered into an original equipment manufacturer purchase agreement, which provides for the purchase by Siemens AG of certain of Efficient's products, software and customization services. During Efficient's fiscal year ended June 30, 2000, Efficient generated $8.0 million in revenues from sales made to Siemens AG, which accounted for 3.9% of Efficient's total sales revenues for such fiscal year.

   As of March 2, 2001, Siemens AG holds 3,716,800 shares of Efficient's common stock, representing approximately 6.34% of the outstanding shares of common stock of Efficient, and Mr. Maher owns 10,000 shares of Efficient common stock. In addition, Mr. Maher has options to purchase an additional 4,688 shares of Efficient common stock which are exercisable on or before April 30, 2001.

   Employment and Other Agreements. In connection with the negotiation of the Merger, the following individuals who currently hold the positions indicated below with Efficient have entered into employment agreements which will only become effective when, and if, the Merger occurs:

     . Bruce Brown:        Chief Executive Officer and Director
     . Mark Floyd:         Chairman of the Board
     . Kenneth M. Siegel:  Vice President and General Counsel
     . Patricia Hosek:     Executive Vice President of Product Operations
     . James Hamilton:     Executive Vice President of Sales and Marketing
     . Gregory Langdon:    Executive Vice President of Product Strategy

If these employment agreements become effective, they will replace existing employment agreements Efficient has with Mr. Siegel and Mr. Brown. Except as otherwise described below, all are three year agreements, and include a non-competition agreement with Efficient's business for one year after employment ceases but not in any event beyond the three year anniversary of the Merger.

   Siemens has agreed to implement employee incentive retention programs as soon as practicable following the effectiveness of the Merger. Employees at designated seniority levels will generally be eligible to participate in the Efficient Networks Retention Program (the "Company Retention Program"). Except as otherwise described below, each employee entering into an employment agreement is also eligible to participate in the Company Retention Program and the Discretionary Retention Program (the "Discretionary Program," and together with the Company Retention Program, the "Retention Programs"). The Retention Programs will offer awards of up to an aggregate maximum of $169 million, which will be divided between the Retention Programs. Of the $169 million, approximately $50 million will be allocated to the Company Retention Program and approximately $97 million will be allocated to the Discretionary Program. At least $22 million, plus any forfeited amounts under the Retention Programs, will remain unallocated and will be set aside for future allocations under the Discretionary Program. If the award recipient is employed by Efficient or its affiliate on the applicable payment date, the Retention Program awards will be paid according to the following schedule: the Company Retention Program awards will be paid 50% on the six month anniversary of the effectiveness of the Merger and 50% on the one year anniversary of the effectiveness of the Merger; the Discretionary Program awards, which are also conditional upon certain corporate and individual performance metrics, will be paid up to 50% on the second anniversary of the effectiveness of the Merger and up to 50% on the third anniversary of the effectiveness of the Merger.

   Mr. Floyd has agreed to serve as President of Access Solutions pursuant to his Employment Agreement with Efficient. For his services, Efficient will pay Mr. Floyd an initial annual base salary of $400,000 and he will have the opportunity to earn an annual bonus in a target amount of $350,000 under Efficient's annual cash bonus program if individual and corporate performance measures are satisfied. In the event Efficient terminates Mr. Floyd's employment without "cause" or if he resigns for "good reason," Mr. Floyd will continue to receive his then-current annual salary for one year following cessation of his services and will be paid 100% of the award allocated to him under the Company Retention Program. In addition, if Efficient terminates his employment without "cause," he will be entitled to payment of the first installment under the Discretionary Program that is payable after the employment termination.

   In addition to the Employment Agreement, Mr. Floyd entered into a Supplemental Agreement with Siemens Information and Communication Networks, Inc., pursuant to which Mr. Floyd agreed that under the Employment Agreement, he will have responsibilities to both Efficient and Siemens AG. Mr. Floyd also agreed that, as soon as practicable following the effectiveness of the Merger, he will enter into a separate employment agreement with Siemens AG regarding his duties to be performed outside of the United States.

   Mr. Brown has agreed to serve as Chief Executive Officer and President of Efficient pursuant to his Employment Agreement with Efficient. For his services, Efficient will pay Mr. Brown an initial annual base salary of $500,000 and he will have the opportunity to earn an annual bonus in a target amount of up to a maximum of $250,000 under Efficient's annual cash bonus program if individual and corporate performance measures are satisfied. In the event Efficient terminates his employment without "cause" or if he resigns for "good reason," he will continue to receive his then-current annual salary for one year following cessation of his service and will be paid 100% of the award allocated to him under the Company Retention Program. In addition, if Efficient terminates his employment without "cause," he will be entitled to payment of the first installment under the Discretionary Program that is payable after the employment termination.

   Ms. Hosek has agreed to serve as Vice President of Commercial Products of Efficient pursuant to her Employment Agreement with Efficient. For her services, Efficient will pay Ms. Hosek an initial annual base salary of $225,000 and she will have the opportunity to earn an annual bonus in a target amount of up to a maximum of $125,000 under Efficient's annual cash bonus program if individual and corporate performance measures are satisfied. In the event Efficient terminates her employment without "cause" or if she resigns for "good reason," she will continue to receive her then-current annual salary for one year following cessation of her service and will be paid 100% of the award allocated to her under the Company Retention Program. In addition, if Efficient terminates her employment without "cause," she will be entitled to payment of the first installment under the Discretionary Program that is payable after the employment termination.

   Mr. Hamilton has agreed to serve as Vice President, Residential Products of Efficient pursuant to his Employment Agreement with Efficient. For his services, Efficient will pay Mr. Hamilton an initial annual base salary of $250,000 and he will have the opportunity to earn an annual bonus in a target amount of up to $200,000 under Efficient's annual cash bonus program if individual and corporate performance measures are satisfied. In the event Efficient terminates his employment without "cause" or if he resigns for "good reason," he will continue to receive his then-current annual salary for one year following cessation of his service and will be paid 100% of the award allocated to him under the Company Retention Program. In addition, if Efficient terminates his employment without "cause," he will be entitled to payment of the first installment under the Discretionary Program that is payable after the employment termination.

   Mr. Langdon has agreed to serve as Executive Vice President Product Strategy for Access Solutions pursuant to his Employment Agreement with Efficient. For his services, Efficient will pay Mr. Langdon an initial annual base salary of $175,000 and he will have the opportunity to earn an annual bonus in a target amount of up to $125,000 under Efficient's annual cash bonus program if individual and corporate performance measures are satisfied. In the event Efficient terminates his employment without "cause" or if he resigns for "good reason," he will continue to receive his then-current annual salary for one year following cessation of his service and will be paid 100% of the award allocated to him under the Company Retention Program. In addition, if Efficient terminates his employment without "cause," he will be entitled to payment of the first installment under the Discretionary Program that is payable after the employment termination.

   Mr. Siegel has agreed to serve as Vice President, Business Development for Access Solutions pursuant to his Employment Agreement with Efficient. For his services, Efficient will pay Mr. Siegel an initial annual base salary of $250,000 and he will have the opportunity to earn an annual bonus in a target amount of up to $150,000 under Efficient's annual cash bonus program if individual and corporate performance measures are satisfied. Mr. Siegel's agreement has a term of one year and does not contain a non-competition agreement. In the event Efficient terminates his employment without "cause" or if he resigns for "good reason," he will continue to receive his then-current annual salary for one year following cessation of his service and will be paid 100% of the award allocated to him under the Company Retention Program.

   Pursuant to these employment agreements each of the following executives will be eligible to earn up to the amounts indicated below under the Retention Programs if, in the case of the Company Retention Program, the participants are employed on the applicable payment dates, and in the case of the Discretionary Program, if the established Company and individual performance measures are satisfied:

                                                          Allocation from the
                                                        ------------------------
                                                         Company
                                                        Retention  Discretionary
   Name                                                  Program      Program
   ----                                                 ---------- -------------
   Mark A. Floyd....................................... $2,000,000  $7,000,000
   Bruce Brown......................................... $6,880,000  $5,000,000
   Patricia Hosek...................................... $  500,000  $4,000,000
   James Hamilton...................................... $2,500,000  $5,000,000
   Greg Langdon........................................ $  500,000  $3,000,000
   Kenneth M. Siegel................................... $2,500,000       *

--------
* Mr. Siegel's employment agreement does not contain an allocation from the Discretionary Program.

   These descriptions are qualified in their entirety by reference to the complete text of the employment agreements filed as Exhibits 7 through and including 13 hereto and incorporated herein by reference.

   In connection with the Merger, stock options held by Efficient's executive officers and directors to purchase Efficient common stock, with an exercise price less than $23.50 per share, like all outstanding Efficient options, will entitle their holders to an amount in cash equal to the excess of $23.50 over the per share exercise price of each such option multiplied by the number of shares of Efficient common stock subject to such option, subject to conditions for vesting contained in the original option award.

   On December 8, 2000, in connection with appointing Mr. Brown to the office of Chief Executive Officer, the Board of Directors granted Mr. Brown a stock option to purchase one million shares of Efficient common stock at an exercise price of $17.69 per share (the market price on the date of grant). This option vests over a four year period except that, in connection with a change of control of Efficient, the vesting will fully accelerate one year after the change of control. In connection with the Merger, Mr. Brown agreed to terminate this option.

   On January 8, 2001, Efficient granted a stock option to Mr. Floyd to purchase 200,000 shares of Efficient common stock at an exercise price of $9.91 per share (the market price on the date of grant). Mr. Floyd's stock options for Efficient common stock are subject to a four year vesting schedule and will not accelerate as a result of the Merger except as described below.

   On January 17, 2001, Efficient granted stock options to purchase 15,000 shares of Efficient common stock to each non-employee member of the Board of Directors. In connection with the Merger, unvested stock options (with an exercise price less than $23.50 per share) to purchase 210,000 shares of Efficient common stock, held by Efficient's non-employee directors, will be accelerated and fully vested.

   Siemens AG has expressed to Efficient its intention to accelerate, in connection with and at the time of the Merger, unvested stock options (with an exercise price less than $23.50 per share) to purchase shares of Efficient common stock, which would have otherwise vested through the end of the 2001 calendar year. Mr. Floyd, Mr. Langdon, Ms. Hosek, and Ms. Manning possess stock options which would have otherwise vested during calendar 2001.

   The following table sets forth, for each director and executive officer holding stock options with an exercise price of less than $23.50, the number of such options held by each such person:

                                                                         Number Of Shares Of
                                                                        Efficient Common Stock
                                                                          Subject To Options
                                                                        With An Exercise Price
Name                                        Position                       Less Than $23.50
----                     ---------------------------------------------- ----------------------
Bruce Brown............. Chief Executive Officer and Director                 1,080,000
Mark A. Floyd........... Chairman of the Board                                1,150,000
James P. Gauer.......... Director                                                27,500
Robert Hawk............. Director                                                15,000
Robert Hoff............. Director                                                65,000
Anthony Maher........... Director                                                22,500
Lonnie Martin........... Director                                                15,000
Thomas Peterson......... Director                                                65,000
Patricia Hosek.......... Executive Vice President of Product Operations         252,000
Gregory P. Langdon...... Executive Vice President of Product Strategy           175,081
Jill S. Manning......... Vice President and Chief Financial Officer             140,000

   Board Composition. Mr. Anthony T. Maher, a member of the Board of Directors is also a member of the managing board of the Information and Communication Networks Division of Siemens AG. Mr. Maher was excluded from deliberations and votes by the Board of Directors concerning the Offer, Merger and Merger Agreement.

   Indemnification. Siemens and Memphis have agreed that the Certificate of Incorporation of Efficient upon consummation of the Merger shall contain provisions no less favorable with respect to indemnification than are set forth in the Efficient's current Bylaws and that for a period of six years from the consummation of the Merger such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of present and former directors, officers, employees, fiduciaries and agents of Efficient. Siemens has also agreed to maintain, for six years, Efficient's policy of directors' and officers' insurance within certain cost limitations or provide directors' and officers' liability insurance with the same coverage and terms and conditions not materially less favorable. Furthermore, Siemens and Memphis have agreed that either the successors and assigns of Efficient, as it survives consummation of the Merger, or Siemens and, in the event Siemens is sold, the successors and assigns of Siemens shall assume such obligations.

   Other. Efficient acquired four million shares of the Series C Preferred Stock of Strix Systems, Inc. for $1.50 per share on February 12, 2001. Mr. Brown, Thomas H. Peterson, a member of Efficient's Board of Directors, and James P. Gauer, a member of Efficient's Board of Directors, are also members of Strix' board of directors and directly or indirectly own equity interests in Strix.

ITEM 4. The Solicitation Or Recommendation

 (a) Recommendation

   The Board of Directors (with Mr. Anthony T. Maher not in attendance) has (1) unanimously determined that each of the Merger Agreement, the Offer and the Merger are advisable, (2) duly approved the Merger Agreement, and the transactions contemplated thereby; and (3) unanimously recommended that the stockholders of Efficient accept the Offer and approve and adopt the Merger Agreement and the Merger.

   A copy of the press release issued by Efficient on February 21, 2001 announcing the Merger and the Offer, is filed herewith as Exhibit 5 and is incorporated herein by reference. A copy of a letter to Efficient's stockholders communicating the recommendation of the Board of Directors is filed herewith as Exhibit 4, and is incorporated herein by reference.

 (b) Background of the Transaction; Reasons for the Board of Director's Recommendation

   On an ongoing basis, the Board of Directors evaluates Efficient's strategic alternatives, including possible strategic business combinations and continuing as a stand alone company.

   During the period from September through November 2000, members of Siemens AG's management held various meetings and telephone conversations to consider the strategic advantages of combining the operations of Efficient and Siemens AG and the potential advantages a combination would create for their customers.

   On September 30, 2000, Efficient engaged Morgan Stanley & Co. Incorporated ("Morgan Stanley") as its financial advisor. The engagement related primarily to a potential acquisition of a third party that Efficient was then considering, but also provided for Morgan Stanley to advise Efficient in connection with a business combination involving Efficient should such a transaction arise.

   In early October 2000, Siemens AG engaged Goldman, Sachs & Co. oHG ("Goldman Sachs") as its financial advisor with respect to a potential business combination with Efficient.

   On November 6, 2000, after a presentation to the Management Board of Siemens AG (the "Siemens Management Board") by members of Siemens AG's management and representatives of Goldman Sachs, a steering committee (the "Steering Committee") consisting of several members of the Siemens Management Board authorized Dr. Roland Koch, President of the Information and Communication Networks Division of Siemens AG, to approach Efficient on a preliminary basis regarding a possible business combination.

   During early November 2000, Dr. Koch contacted Mr. Mark Floyd, Chairman of the Board of Directors, to introduce the topic of a potential transaction between Siemens AG and Efficient. Mr. Floyd held informal conversations with members of the Board of Directors and members of Efficient's senior management regarding the contact and the potential for a transaction.

   On November 16, 2000, members of Siemens AG's and Siemens' management and representatives of Goldman Sachs met with representatives of Efficient and Morgan Stanley in New York to discuss Efficient's products, strategy, technology and recent acquisitions. Immediately prior to this meeting, Siemens AG and Efficient entered into a confidentiality agreement filed as Exhibit 15 hereto.

   On November 22, 2000, representatives of Siemens AG and Goldman Sachs held a telephonic meeting with representatives of Efficient and Morgan Stanley to review certain financial information regarding Efficient. Telephone conversations and meetings among members of Siemens AG's management and representatives of Goldman Sachs were held throughout November and December 2000 to discuss a possible transaction.

   On December 8, 2000, certain members of Siemens AG's management met with the Siemens Board of Directors to discuss the merits of a possible acquisition of Efficient. After discussing a presentation made by Siemens AG's management, the Siemens Management Board authorized the management team to proceed with discussions of a business combination with Efficient.

   On December 8, 2000, the Board of Directors met without Mr. Maher, a Siemens AG employee and a member of the Board of Directors, in attendance. In light of the potential conflict of interests that Mr. Maher would have in any discussions to consider any matters involving Siemens AG or its affiliates, the Board of Directors formed a special committee (the "Special Committee"). The Special Committee was comprised of all members of the Board of Directors other than Mr. Maher. Later on the same day, the Special Committee met and Mr. Floyd presented to the Special Committee the status of the conversations that he had with representatives of Siemens AG. Wilson Sonsini Goodrich & Rosati P.C., outside legal counsel to Efficient ("WSGR"), reviewed with the Special Committee its fiduciary duties and other matters. The Special Committee authorized management and Efficient's advisors to continue discussions with Siemens AG.

   From December 15 through December 19, 2000, representatives of Siemens, together with representatives of Goldman Sachs, Shearman & Sterling, outside legal counsel to Siemens AG, and PricewaterhouseCoopers, accountants to Siemens AG ("PwC"), conducted a due diligence review of Efficient in Dallas, Texas.

   During the period from December 19, 2000 through January 23, 2001, further meetings and telephone conversations among members of Siemens AG's management and representatives of Goldman Sachs were held to evaluate and consider a business combination with Efficient. In addition, throughout December 2000 and January 2001, members of Siemens AG's management and representatives of Goldman Sachs held telephone conversations with members of Efficient's management and representatives of Morgan Stanley to discuss various due diligence issues.

   On January 17, 2001, at a regularly scheduled meeting of the Board, the Board of Directors met without Mr. Maher in attendance. Mr. Floyd provided the Board of Directors with an update on discussions to date with representatives of Siemens AG and the Board of Directors authorized management and Efficient's advisors to continue discussions with Siemens AG.

   On January 24, 2001, certain members of Siemens AG's management presented their due diligence findings and reviewed possible terms of a business combination with Efficient at a meeting of the Siemens Management Board. After considering the issues presented by management, the Siemens Management Board authorized the management of Siemens AG to attempt to negotiate a possible business combination with Efficient.

   On January 24, 2001, at a meeting of the Special Committee, Mr. Floyd provided the Special Committee with updates on discussions and negotiations to date with representatives of Siemens AG. The Special Committee directed management to continue holding discussions.

   On January 25, 2001, Dr. Koch and Mr. Floyd met in Munich, Germany to discuss the terms of a possible business combination between Siemens AG and Efficient, including the possible structure and employee retention issues. In addition, they discussed Mr. Floyd's possible role at Siemens AG in the event that a business combination was consummated. After the meeting in Munich, telephone conversations between Dr. Koch and Mr. Floyd were held throughout late January and February 2001 to discuss further a possible business combination.

   On January 29, 2001 and February 5, 2001, the Special Committee met and was provided by Mr. Floyd with updates on discussions and negotiations to date with representatives of Siemens AG. The Special Committee directed management to continue holding discussions.

   On February 7, 2001, Dr. Koch and Mr. Floyd held a telephone conversation in which they discussed the terms of a possible business combination between Siemens AG and Efficient, but were unable to reach agreement on terms. Later the same day, the Special Committee met. Mr. Floyd provided the Special Committee with updates on discussions and negotiations to date with representatives of Siemens AG. The Special Committee directed management to continue holding discussions.

   On February 8, 2001, Dr. Koch and Mr. Floyd spoke via telephone to discuss the proposed terms of the possible business combination, including the structure of the transaction, management issues and employee retention issues. At the end of the conversation, Dr. Koch and Mr. Floyd agreed that representatives of Efficient, Siemens AG and Siemens should meet and attempt to negotiate a definitive business combination agreement. On the same day, the Special Committee met. Mr. Floyd provided the Special Committee with updates on discussions and negotiations to date with representatives of Siemens AG. The Special Committee directed management, together with Efficient's advisors, to meet with representatives of Siemens AG and its advisors to attempt to negotiate an agreement.

   On February 9, 2001, Shearman & Sterling delivered an initial draft of the proposed Merger Agreement to Efficient and WSGR.

   On February 11, 2001, the Special Committee met and was provided by Mr. Floyd with updates on discussions and negotiations to date with representatives of Siemens AG. WSGR reviewed the terms of the initial draft of the proposed Merger Agreement with the Special Committee. The Special Committee directed Efficient's management to continue holding discussions.

   On February 12, 2001, the Special Committee met with representatives of Efficient's management, WSGR and Morgan Stanley and reviewed and discussed the terms of the proposed acquisition and the status of the negotiations. At the meeting, WSGR gave a presentation to the Special Committee on the terms of the Merger Agreement, the structure of the Offer and the Merger and the Board of Directors' fiduciary duties. In addition, representatives from Morgan Stanley reviewed the financial aspects of the proposed transaction.

   During the period from February 10 through February 13, 2001, representatives of Siemens AG, Siemens, Goldman Sachs, Shearman & Sterling and PwC met with representatives of Efficient, Morgan Stanley and WSGR in New York to negotiate the terms of the Merger Agreement. During these meetings in New York, Siemens AG and its financial advisors, accountants and legal counsel conducted additional confirmatory due diligence meetings to obtain an update on due diligence matters. The parties left New York on February 13, 2001 without reaching agreement on the terms of a transaction.

   Discussions regarding the terms of a possible business combination between members of Siemens AG's management, representatives of Goldman Sachs, senior members of Efficient's management and representatives of Morgan Stanley continued during the period from February 14 through February 19, 2001. On February 19, 2001, members of Siemens AG's and Efficient's management agreed to meet in New York to attempt to negotiate a definitive business combination agreement.

   On February 20, 2001, representatives of Siemens AG, Siemens, Goldman Sachs and Shearman & Sterling met with representatives of Efficient, Morgan Stanley and WSGR in New York to negotiate the terms of a definitive Merger Agreement.

   On February 20, 2001, the Special Committee met to discuss the potential transaction. Members of Efficient's management, together with representatives of WSGR and Morgan Stanley updated the Special Committee on the potential terms of a transaction, the remaining issues and potential timing.

   On the evening of February 21, 2001, the Board of Directors (with Mr. Maher not in attendance) met telephonically and reviewed and discussed the proposed transaction. Efficient's management and WSGR provided the Board of Directors with an update on the terms of the Merger Agreement and related documents, retention plans and diligence items. The Board of Directors also received an opinion from Morgan Stanley that, as of the date of the meeting, the $23.50 cash per share of Efficient Common Stock to be received by the holders thereof in the Merger Agreement was fair from a financial point of view to Efficient's stockholders. The full text of such opinion is attached hereto as Annex B. Following additional discussion of the terms of the proposed acquisition, the Board of Directors unanimously resolved, among other things:

  . that the Merger Agreement and the transactions contemplated thereby are advisable;

  . to approve and authorize the Merger Agreement and the transactions contemplated thereby; and

  . to recommend that Efficient's stockholders accept the Offer and approve and adopt the Merger Agreement and the Merger.

   On the evening of February 21, 2001, Siemens, Memphis and Efficient executed the Merger Agreement. Efficient and six senior executives of Efficient also executed employment agreements and, except for one of the senior executives, non-compete agreements, copies of which have been filed as exhibits hereto.

   On the morning of February 22, 2001, Siemens AG and Efficient each issued a press release announcing the execution of the Merger Agreement. A copy of the press release issued by Efficient has been filed as Exhibit 5 hereto and is incorporated herein by reference.

   Reasons for the Recommendation of the Board of Directors of Efficient. In approving the Merger Agreement and the transactions contemplated thereby, and recommending that the stockholders accept the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby, the Board of Directors considered a number of factors, including:

  . The price per share for the Offer and the Merger represents a premium of over 82.5% over the last sale price of the shares of Efficient's common stock on the Nasdaq National Market on Tuesday, February 20, 2001, the last trading day prior to the Board of Director's meeting at which the Merger was approved, as well as 78.1% and 69.9% premiums over the average of the last sale prices for the ten and thirty trading days ending on February 20, 2001.

  . The presentations of Morgan Stanley, and their opinion to the effect that, as of February 21, 2001 and subject to and based on the matters described in such opinion, the $23.50 cash per share of Efficient Common Stock to be received by the holders thereof in the Merger Agreement is fair from a financial point of view to those stockholders.

  . The prospects and anticipated competitive position of Efficient if it were to maintain its current ownership structure, including the risks of continuing to pursue its current strategy in an industry marked by increasing competition and consolidation.

  . The possibility that the price or value of Efficient's common stock may decrease in the future.

  . Information with regard to Efficient's prospects, financial condition, results of operation and business and current economic and market conditions.

  . The terms of the Merger Agreement including restrictions on Efficient's ability to consider and negotiate other proposals and exceptions to those restrictions, the possible effects of provisions in the Merger Agreement relating to termination fees and the conditions to the Offer including the regulatory approvals required to consummate the Offer and the Merger.

  . The possibility that the Merger may not be completed and the effect of public announcement of the Offer and the Merger on Efficient's sales and operating results, and its ability to retain and attract key technical, marketing and management personnel.

  . The possibility that although the Offer provided Efficient's stockholders the opportunity to realize a premium over the price at which Efficient's common stock traded prior to public announcement of the Offer and the Merger, the price or value of Efficient's common stock may increase in the future.

  . The tax treatment of Efficient stockholders in the Offer and Merger.

  . The arrangements and agreements with the respect to Efficient's directors, officers and employees.

  . Advice from Efficient's outside counsel.

  . Alternatives to the Offer and the Merger, including remaining an independent company.

   The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors may have given different weights to different factors. The Board of Directors made its determination that the Merger Agreement, the Offer and the Merger are advisable based on the totality of the information presented to and considered by the Board of Directors.

   The full text of Morgan Stanley's fairness opinion discussed above, which sets forth, among other things, the assumptions made, matters considered and limitations in the review undertaken by Morgan Stanley in connection with the opinion, is attached hereto as Annex B and is incorporated herein by reference. Morgan Stanley's opinion is directed only to the Efficient Board of Directors, addresses only the fairness of $23.50 cash per share of Efficient common stock, from a financial point of view, to be received in the Merger Agreement by holders of Efficient common stock, and does not constitute a recommendation to any stockholder to approve the Merger Agreement or to tender shares pursuant to the Offer. Holders of shares of Efficient common stock are urged to read the opinion carefully and in its entirety. The summary of the opinion of Morgan Stanley in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

   To Efficient's knowledge, all of its executive officers, directors, and their affiliates currently intend to tender all shares of Efficient common stock that are held of record or are beneficially owned by them pursuant to the Offer, other than the Efficient common stock, if any, held by such persons that, if tendered, could cause them to incur liability under section 16(b) of the Securities Exchange Act of 1934.

ITEM 5. Persons/Assets Retained, Employed, Compensated Or Used

   Pursuant to a letter agreement entered into on September 30, 2000, Efficient retained Morgan Stanley as Efficient's financial advisor to provide financial advisory and investment banking services in connection with, among other things, potential business combinations involving Efficient. The terms of the letter agreement require Efficient to pay Morgan Stanley, upon closing of the Offer, $25 million. Efficient has also agreed to reimburse Morgan Stanley for its reasonable expenses and to indemnify Morgan Stanley against certain liabilities, including liabilities under the U.S. federal securities laws. In the ordinary course of its business, Morgan Stanley or its affiliates may at any time hold long or short position, and may trade or otherwise effect transactions for its own account or the accounts of customers, in debt or equity securities of Efficient.

ITEM 6. Interest In Securities Of The Company

   Except as set forth in Item 3 above, no transactions in the Efficient common stock have been effected in the past 60 days by Efficient or any subsidiary of Efficient, or, to the knowledge of Efficient, any affiliate, executive officer or director of Efficient.

ITEM 7. Purposes Of The Transaction And Plans Or Proposals

   (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by Efficient in response to the Offer that relates to: (i) a tender offer for or other acquisition of Efficient's securities by Efficient, any subsidiary of Efficient or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Efficient or any subsidiary of Efficient; (iii) any purchase, sale or transfer of a material amount of assets of Efficient or any subsidiary of Efficient; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Efficient.

   (b) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ITEM 8. Additional Information

   The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished in connection with the possible designation by Memphis, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of Efficient's stockholders.

   On February 22, 2001, a class action complaint was filed in the County Court of Dallas County in the State of Texas, on behalf of a putative class of public stockholders of Efficient alleging causes of action relating to the Merger Agreement and the transactions contemplated thereby. The case is encaptioned Daniel Kucera, et al. v. Efficient Networks, Inc., et al., Cause No. 01-02083-
C. A copy of the complaint (the "Complaint") filed in connection with the aforementioned action is filed as Exhibit 14 hereto and this summary is qualified in its entirety by reference to the Complaint. The defendants in the action include Efficient and its directors. The Complaint alleges, among other things, that defendants breached (and are continuing to breach) their fiduciary duties to plaintiff and other members of the putative class by entering into the Merger Agreement without first undertaking procedures allegedly designed to maximize stockholder value. The plaintiff seeks, among other things, to enjoin the defendants from proceeding with and consummating the Offer and the Merger. Efficient believes that the class action is without merit, and intends to defend it vigorously.

ITEM 9. Material To Be Filed As Exhibits

 Exhibit 1. Offer to Purchase dated March 2, 2001(incorporated by reference to
            Exhibit 99(a)(1) to the Schedule TO).

 Exhibit 2. Letter of Transmittal (incorporated by reference to Exhibit
             99(a)(2) to the Schedule TO).

 Exhibit 3. Agreement and Plan of Merger dated as of February 21, 2001, among
            Siemens, Memphis and Efficient (incorporated by reference to Exhibit 99(d)(1) to the Schedule TO).

 Exhibit 4. Letter to Stockholders dated March 2, 2001.

 Exhibit 5. Press Release, dated February 21, 2001, of Efficient.

 Exhibit 6. Fairness Opinion of Morgan Stanley & Co. Incorporated (attached to this Statement as Annex B).

 Exhibit 7. Employment Agreement between Mark Floyd and Efficient dated
            February 21, 2001.

 Exhibit 8. Supplemental Agreement between Mark Floyd and Siemens Information and Communication Networks, Inc. dated February 21, 2001
             (incorporated by reference to Exhibit 99(d)(3) to the Schedule
             TO).

 Exhibit 9.  Employment Agreement between Bruce Brown and Efficient dated
              February 21, 2001.

 Exhibit 10. Employment Agreement between Kenneth M. Siegel and Efficient dated
              February 21, 2001.

 Exhibit 11. Employment Agreement between Patricia Hosek and Efficient dated
              February 21, 2001.

 Exhibit 12. Employment Agreement between James Hamilton and Efficient dated
              February 21, 2001.

 Exhibit 13. Employment Agreement between Gregory Langdon and Efficient dated
              February 21, 2001.

 Exhibit 14. Complaint in Daniel Kucera, et al. v. Efficient Networks, Inc., et
             al., Cause No. 01-02083-C, County Court of Dallas County in the
             State of Texas (incorporated by reference to Exhibit 99(d)(5) to the Schedule TO).

 Exhibit 15. Confidentiality Agreement dated as of November 16, 2000 between
             Siemens and Efficient (incorporated by reference to Exhibit
             99(d)(4) to the Schedule TO).

                                   SIGNATURE

   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          EFFICIENT NETWORKS, INC.

                                           /s/ Bruce W. Brown
                                          _____________________________________

                                          By:     Bruce W. Brown

                                          Title:  Chief Executive Officer

Dated: March 2, 2001

                                                                         Annex A

                            Efficient Networks, Inc.
                                4849 Alpha Road
                              Dallas, Texas 75244

                               ----------------

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                               ----------------

   This Information Statement is being mailed on or about March 2, 2001, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 of Efficient Networks, Inc. You are receiving this Information Statement in connection with the possible election of persons designated by Memphis Acquisition Inc., a Delaware corporation ("Memphis") and a wholly owned subsidiary of Siemens Corporation, a Delaware corporation ("Siemens") and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Republic of Germany ("Siemens AG"), to a majority of seats on the Board of Directors of Efficient (the "Board of Directors" or the "Board"). On February 21, 2001, Efficient entered into an Agreement and Plan of Merger (the "Merger Agreement") with Memphis and Siemens, pursuant to which Memphis is required to commence a tender offer to purchase all issued and outstanding shares of common stock, $0.001 par value, of Efficient, at a price per share of $23.50 (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in Memphis' Offer to Purchase, dated March 2, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to holders of Efficient common stock along with this Information Statement and are filed as Exhibits 99(a)(1) and 99(a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Memphis with the Securities and Exchange Commission (the "Commission") on March 2, 2001. The Merger Agreement provides, among other things, that as promptly as practicable after the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement and the purchase of Efficient common stock pursuant to the Offer, Memphis will be merged with and into Efficient in accordance with the relevant provisions of the Delaware General Corporation Law (the "Merger"). As a result, Efficient will continue as the surviving corporation (the "Surviving Corporation") and will become a subsidiary of Siemens. At the effective time of the Merger (the "Effective Time"), each share of Efficient common stock issued and outstanding immediately prior to the Effective Time (other than common stock held in the treasury of Efficient or by Siemens or Siemens AG or any of their subsidiaries, which will be cancelled, and other than Efficient common stock held by stockholders who will have demanded and perfected dissenter's rights under the Delaware General Corporation Law (the "DGCL")) will be cancelled and converted automatically into the right to receive $23.50 in cash, or any higher price that may be paid per share of Efficient common stock in the Offer, without interest (the "Merger Consideration"). Stockholders who demand and fully perfect dissenter's rights under the DGCL will be entitled to receive, in connection with the Merger, cash for the fair value of their Efficient common stock as determined pursuant to the procedures prescribed by the DGCL.

   The Offer, Merger and Merger Agreement and agreements related to it are more fully described in the Statement on Schedule 14D-9 (the "Statement"), to which this Information Statement forms Annex A, which was filed by Efficient with the Commission on March 2, 2001 and which is being mailed to holders of Efficient common stock along with this Information Statement.

   This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement on Schedule 14D-9. Information set forth herein related to Siemens AG, Siemens, Memphis or Purchaser Designees (as defined below) has been provided by Siemens. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

   Pursuant to the Merger Agreement, Memphis commenced the Offer on March 2, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Thursday, March 29, 2001, unless Memphis extends it.

                                    GENERAL

   The common stock is the only class of equity securities of Efficient outstanding that is currently entitled to vote at a meeting of the stockholders of Efficient. Each share of Efficient common stock entitles the holder thereof to one vote. As of the close of business on March 1, 2001, there were 59,405,963 outstanding shares of Efficient common stock, of which Siemens AG owned 3,716,800 shares and Memphis owned no shares.

              RIGHTS TO DESIGNATE DIRECTORS AND MEMPHIS DESIGNEES

   The Merger Agreement provides that, promptly upon the purchase of and payment for Efficient common stock by Memphis pursuant to the Offer and from time to time thereafter, Memphis will be entitled to designate up to such number of directors (the "Purchaser Designees"), rounded up to the next whole number, on the Board as will give Memphis representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to such provision) multiplied by the percentage that the aggregate number of Efficient common stock shares beneficially owned by Memphis or any affiliate of Memphis following such purchases bears to the total number of Efficient common stock shares then outstanding.

   The Merger Agreement provides that Efficient will increase the size of the Board, secure the resignations of incumbent directors, or promptly take all actions necessary to cause Purchaser Designees to be elected to the Board of Directors.

   At such times, Efficient will use its best efforts to cause persons designated by Memphis to constitute the same percentages as Purchaser Designees shall constitute of the Board of (i) each committee of the Board; (ii) each board of directors of each subsidiary of Efficient; and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the Effective Time, Efficient shall use its best efforts to ensure that at least two members of the Board and each Committee of the Board and boards and committees of Efficient's subsidiaries, as of the date of the Merger Agreement, who are not employees of Efficient remain members of each such board and committee.

   Efficient will promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to fulfill such obligations.

   The Purchaser Designees will be selected by Memphis from among the individuals listed below. Each of the following individuals has consented to serve as a director of Efficient if appointed or elected. None of Purchaser Designees currently is a director of, or holds any positions with, Efficient. Memphis has advised Efficient that, to the best of Memphis' knowledge, except as set forth below, none of Purchaser Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Efficient, nor has any such person been involved in any transaction with Efficient or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Memphis and Efficient that have been described in the Statement.

   The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Purchaser Designees are set forth below. Unless otherwise indicated, each such person has held his or her present position as set forth below for the past five years and each occupation refers to employment with Siemens. Unless otherwise indicated, each such person is a citizen of the United States, and the business address of each person listed below is:

Name and Current Address  Age Present Principal Occupation or Employment;
------------------------  --- Material Positions Held During the Past Five Years
                              --------------------------------------------------
Gunther Barth...........   61 Director and Vice President of Purchaser since February
 Siemens AG                   2001; Vice President of Mergers and Acquisitions of the
 Hofmannstrasse 51            Information and Communication Networks Division of
 D-81359 Munich               Siemens AG since 1996. Citizen of the Federal Republic
 Germany                      of Germany.

                              Present Principal Occupation or Employment;
Name and Current Address  Age Material Positions Held During the Past Five Years
------------------------  --- --------------------------------------------------
Dieter Diehn............   56 Executive Vice President and Chief Financial Officer of
 Siemens Information and      Siemens Information and Communication Networks, Inc.
 Communication Networks,      Citizen of the Federal Republic of Germany.
 Inc.
 900 Broken Sound
 Parkway
 Boca Raton, FL 33487
Christoph Ferner........   37 Director and President of Purchaser since February
 Siemens AG                   2001; Vice President of Mergers and Acquisitions of the
 Hofmannstrasse 51            Information and Communication Networks Division of
 D-81359 Munich               Siemens AG since May 1999. Director of Mergers and
 Germany                      Acquisitions of Infineon Technologies, Munich, from
                              1998 to April 1999 and Director of Business Development
                              of the Public Networks Group of Siemens AG from 1995 to
                              1998. Citizen of the Federal Republic of Germany.
Klaus Kleinfeld.........   42 Chief Operating Officer of Siemens since January 1,
 Siemens Corporation          2001, Executive Vice President and Member of the
 153 East 53rd Street         Managing Board of Medical Engineering Group of Siemens
 New York, NY 10022           AG from 1998 to December 31, 2000. President of the
                              Siemens Management Consulting Group of Siemens AG until
                              1998. Citizen of the Federal Republic of Germany.
Roland Koch.............   54 Member of the Board of Managing Directors since 1997;
 Siemens AG                   Senior Vice President and Member of the Board of
 Hofmannstrasse 51            Directors of Public Communication Networks Group of
 D-81359 Munich               Siemens AG from 1995 to 1997. Citizen of the Federal
 Germany                      Republic of Germany.
E. Robert Lupone........   41 Senior Vice President, General Counsel and Secretary of
 Siemens Corporation          Siemens since July 2000; Vice President, General
 153 East 53rd Street         Counsel and Secretary of Siemens from September 1999 to
 New York, NY 10022           July 2000; Associate General Counsel of Siemens from
                              1998 until September 1999. Senior Counsel of Siemens
                              until 1994. Citizen of the United States of America.
Kenneth R. Meyers.......   39 Secretary of Purchaser since February 2001. Associate
 Siemens Corporation          General Counsel to Siemens since 2000. Senior Counsel
 153 East 53rd Street         to Siemens prior thereto. Citizen of the United States
 New York, NY 10022           of America.
William G. Moran........   42 Vice President of Mergers and Acquisitions of Siemens
 Siemens Corporation          since August 2000. Director, Barclays Capital from
 153 East 53rd Street         April 1996 to August 2000 and Senior Director, NatWest
 New York, NY 10022           Markets from December 1993 to April 1996. Citizen of
                              the United States of America.
                           42 Managing Director Corporate Finance M&A of Siemens AG
Christina Stercken......      since July 2000. Vice President, Line of Business
 Siemens AG                   Public Section, Siemens Business Services from 1998 to
 Hofmannstrasse 51            July 2000. Head of Task Force China at Siemens Ltd.,
 D-81359 Munich               Beijing, China, from 1993 to 1998. Citizen of the
 Germany                      Federal Republic of Germany.

                    SECURITY OWNERSHIP BY CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

   The following table sets forth, as of February 28, 2001, the number and percentage of shares of Efficient common stock beneficially owned (as defined in Rule 13d-3 adopted under the Securities Exchange Act of 1934) by (a) each director; (b) each executive officer; (c) all directors and executive officers of Efficient as a group; and (d) all persons known to Efficient to own beneficially more than five percent (5%) of any class of voting securities of Efficient.

   All such persons have sole voting and investment power with respect to all shares known as beneficially owned by them, except as otherwise stated in the following footnotes or as may be shared with a spouse. Unless otherwise indicated above, each stockholder named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. Unless otherwise indicated, the address for each stockholder listed in the following table is c/o Efficient Networks, Inc., 4849 Alpha Road, Suite 1200, Dallas, Texas 75244.

                                        Number of Shares  Percentage of Shares
Name and Address                       Beneficially Owned  Beneficially Owned
----------------                       ------------------ --------------------
Cabletron Systems, Inc................     10,876,099            18.3%
 35 Industrial Way
 Rochester, NH 03867

Texas Instruments Incorporated........      3,188,706             5.4%
 P.O. Box 660199, M. S. 8650
 Dallas, TX 75266-0199

El Dorado Ventures(1).................      1,958,039             3.3%
 2400 Sand Hill Road, Suite 100
 Menlo Park, CA 94025

Siemens AG............................      3,716,800             6.3%
 Hofmannstrasse 51
 81359 Munchen, Germany

Mark A. Floyd(2)......................      1,524,999             2.5%
Bruce W. Brown(3).....................         84,688              *
Robert A. Hoff(4).....................        238,913              *
Thomas H. Peterson(5).................      2,033,150             3.4%
James P. Gauer(6).....................         91,283              *
Anthony T. Maher(7)...................      3,731,488             6.3%
William L. Martin III(8)..............         24,688              *
Robert Hawk(9)........................        155,561              *
James A. Hamilton(10).................         93,750              *
Patricia W. Hosek(11).................        211,721              *
Gregory L. Langdon(12)................        202,292              *
Kenneth M. Siegel(13).................        180,082              *
Jill S. Manning(14)...................        155,982              *
All directors and officers as a group
 (13 persons)(15).....................      8,728,347            14.3%

--------
 *  Less than 1% of the outstanding shares of Efficient common stock.

 (1) Represents 1,323,671 shares held by El Dorado Ventures III, L.P.; 32,549 shares held by El Dorado C&L Fund, L.P.; 54,689 shares held by El Dorado Technology IV, L.P.; 420,655 shares held by El Dorado Ventures IV, L.P.; 34,819 shares held by El Dorado Technology 98, L.P.; 90,270 shares held by El Dorado Venture Partners III; and 1,386 shares held by El Dorado Venture Partners IV, L.L.C.

 (2) Includes 874,999 shares issuable upon exercise of stock options exercisable on or before April 30, 2001.

 (3) Represents 84,688 shares issuable upon exercise of stock options exercisable on or before April 30, 2001.

 (4) Includes 42,188 shares issuable upon exercise of stock options held by Mr. Hoff and exercisable on or before April 30, 2001.

 (5) Mr. Peterson is a general partner of El Dorado Ventures. The shares listed represent (a) 1,323,671 shares held by El Dorado Ventures III, L.P.; 32,549 shares held by El Dorado C&L Fund, L.P.; 54,689 shares held by El Dorado Technology IV, L.P.; 420,655 shares held by El Dorado Ventures IV, L.P., 34,819 shares held by El Dorado Technology 98, L.P.; 90,270 shares held by El Dorado Venture Partners III; and 1,386 shares held by El Dorado Venture Partners IV, L.L.C.; (b) 32,923 shares held by Mr. Peterson; and
     (c) 42,188 shares issuable upon exercise of stock options held by Mr. Petersen and exercisable on or before April 30, 2001. Mr. Peterson disclaims beneficial ownership of the shares held by El Dorado Ventures, except to the extent of his pecuniary interest therein.

 (6) Includes 4,688 shares issuable upon exercise of stock options held by Mr. Gauer and exercisable on or before April 30, 2001.

 (7) Mr. Maher is a member of the board of Siemens AG Information and Communication Networks. The shares listed represent: (a) 3,716,800 shares held by Siemens AG; (b) 10,000 shares held by Mr. Maher; and (c) 4,688 shares issuable upon exercise of stock options exercisable on or before April 30, 2001. Mr. Maher disclaims beneficial ownership of the shares held by Siemens AG.

 (8) Includes 4,688 shares issuable upon exercise of stock options exercisable on or before April 30, 2001.

 (9) Includes 4,688 shares issuable upon exercise of stock options exercisable on or before April 30, 2001 and 18,250 shares subject to a right of repurchase by Efficient.

(10) Represents shares issuable upon exercise of stock options exercisable on or before April 30, 2001.

(11) Includes 173,355 shares issuable upon exercise of stock options exercisable on or before April 30, 2001.

(12) Includes 107,373 shares issuable upon exercise of stock options exercisable on or before April 30, 2001.

(13) Includes 177,082 shares issuable upon exercise of stock options exercisable on or before April 30, 2001.

(14) Includes 125,834 shares issuable upon exercise of stock options exercisable on or before April 30, 2001.

(15) Includes an aggregate of 1,740,209 shares issuable upon exercise of stock options exercisable on or before April 30, 2001.

                               BOARD OF DIRECTORS

   The Board of Directors is currently comprised of eight members, divided into three classes with overlapping three-year terms. As a result, a portion of the Board of Directors will be elected each year. Anthony T. Maher, William L. Martin III and Robert C. Hawk have been designated Class I directors, and their terms expire at the 2002 Annual Meeting of Stockholders. Mark A. Floyd and Thomas H. Peterson have been designated Class II directors, and their terms expire at the 2003 Annual Meeting of Stockholders. Bruce W. Brown, James P. Gauer and Robert A. Hoff have been designated Class III directors, and their terms expire at the 2001 Annual Meeting of Stockholders. Biographical information on each director, including his or her age, follows.

   There is no family relationship between any director or executive officer of Efficient.

      Name                                 Age Position
      ----                                 --- --------
   Mark A. Floyd..........................  45 Chairman of the Board
   Bruce W. Brown.........................  50 Chief Executive Officer, Director
   James P. Gauer.........................  49 Director
   Robert C. Hawk.........................  61 Director
   Robert A. Hoff.........................  48 Director
   Anthony T. Maher.......................  55 Director
   William L. Martin III..................  53 Director
   Thomas H. Peterson.....................  44 Director

   Mark A. Floyd co-founded Efficient in June 1993 and has served as Chairman of the Board since inception. Mr. Floyd served as President, Chief Executive Officer and a director of Efficient from its inception to December 2000. Prior to founding Efficient, from June 1991 to July 1993, Mr. Floyd was Chief Operating Officer and a director of Networth, Inc., a provider of LAN products including Ethernet hubs, switches and network interface cards. From May 1984 to June 1991, Mr. Floyd held the positions of Executive Vice President, Chief Financial Officer and director of Interphase Corporation, a provider of enterprise server connectivity solutions for high-speed LAN, high capacity storage and remote access applications. Mr. Floyd holds a B.B.A. in Finance from the University of Texas at Austin.

   Bruce W. Brown has served as a director of Efficient since October 1995 and as Chief Executive Officer since December 2000. From August 1995 to January 2000, he served as President and Chief Executive Officer of Vertel Corp., a provider of telecommunications network management software and services. From January 2000 to May 2000, Mr. Brown served as Chairman and Chief Executive Officer of Vertel and as its Chairman from May 2000 to February 2001. From July 1993 to August 1995, Mr. Brown held the positions of President and Chief Executive Officer of ADC Fibermax Corporation, a supplier of fiber optic networking products. Mr. Brown holds an M.P.A. from Drake University and a B.S. in Psychology from Iowa State University.

   James P. Gauer has served as a director of Efficient since July 1993. Since April 1999, he has been a General Partner of Palomar Ventures, an investor in Efficient, and from December 1992 to November 1997, he was a General Partner of Enterprise Partners, both of which are venture capital firms. Mr. Gauer holds a B.A. in Mathematics from the University of California, Los Angeles.

   Robert C. Hawk joined Efficient's board of directors in July 1999. Mr. Hawk is President of Hawk Communications and recently retired as President and Chief Executive Officer of US West Multimedia Communications, Inc., where he headed the cable, data and telephony communications business from May 1996 to April 1997. He was president of the Carrier Division of US West Communications, a regional telecommunications service provider, from September 1990 to May 1996. Prior to that time, Mr. Hawk was Vice President of Marketing and Strategic Planning for CXC Corporation. Prior to joining CXC Corporation, Mr. Hawk was director of Advanced Systems Development for AT&T/American Bell. He currently serves on the boards of Covad Communications, an investor in Efficient Networks, Concord Communications, Com21, Centillium Communications and several private companies.

   Robert A. Hoff has served as a director of Efficient since July 1993. Since 1983, he has been a General Partner of Crosspoint Venture Partners, a venture capital firm and investor in Efficient. Mr. Hoff also serves as a director of Com21, Inc., PairGain Technologies, Inc., Onyx Acceptance Corp. and U.S. Web/CKS Corporation. Mr. Hoff holds an M.B.A. from Harvard University and a B.S. in Business Administration from Bucknell University.

   Anthony T. Maher was appointed to Efficient's board of directors in April 1999. Mr. Maher is a member of the board of Siemens AG Information and Communication Networks. Siemens, a network equipment vendor, is an investor in Efficient. Since May 1978, Mr. Maher has held various positions with Siemens, including the following positions within the Siemens Public Communication Networks Group: October 1997 to September 1998, member of the board of directors; October 1995 to September 1997, Executive Director; and January 1993 to September 1995, Executive Director of Worldwide Product Planning. Prior to his positions within the Public Communication Networks Group, Mr. Maher was manager and then deputy director of system engineering for EWSD architecture and processor technology. Mr. Maher is also a director of Floware Wireless Systems Ltd. and Accelerated Networks, Inc. Mr. Maher holds an M.S. in Electrical Engineering and Solid State Physics from the University of Illinois.

   William L. Martin III has served as a director of Efficient since January 1997. Since November 1999, he has been Chief Executive Officer of White Rock Networks, Inc. (formerly Glassware Networks, Inc.), a developer of optical networking systems. From September 1994 to November 1999, Mr. Martin served as Senior Vice President of ADC Telecommunications, Inc. and President of the Business Broadband Group of ADC Telecommunications, Inc., a provider of communications networks systems and solutions and an investor in Efficient. Mr. Martin holds an M.B.A. from Harvard University, an M.S. of Aerospace Engineering and a B.S. in Engineering from the California Institute of Technology. Mr. Martin is also a director of Quary Technologies, Inc.

   Thomas H. Peterson has served as a director of Efficient since July 1993. Since May 1991, Mr. Peterson has been a General Partner of El Dorado Ventures, a venture capital firm and investor in Efficient. Mr. Peterson holds an M.B.A. from the University of California, Los Angeles and a B.S. in Electrical Engineering from Iowa State University.

(a) Director Compensation

   Directors do not currently receive any cash compensation from us for their service as members of the board of directors. Directors are eligible to receive option grants under Efficient's 1999 Stock Plan. In January 2000, the board granted to each of Messrs. Brown, Gauer, Hawk, Hoff, Maher, Martin and Peterson options to purchase 15,000 shares of Efficient common stock with an exercise price of $63.88 per share. In January 2001, the board granted to each of Messrs. Gauer, Hawk, Hoff, Maher, Martin and Peterson options to purchase 15,000 shares of Efficient common stock with an exercise price of $13.25 per share. In connection with the Merger, 210,000 unvested stock options with an exercise price greater than $23.50 held by such non-employee directors will be accelerated and fully vested.

(b) Committees Of The Board

   The Board currently has three committees, the Audit Committee, the Compensation Committee and the Option Committee. There is no Nominating Committee.

   Efficient's Audit Committee consists of Messrs. Martin and Hoff. The audit committee reviews Efficient's internal accounting procedures and consults with and reviews the services provided by Efficient's independent accountants. In April 2000, the Board adopted a revised charter for the Audit Committee which is intended to comply with the recent modification to the Audit Committee requirements promulgated by the Securities and Exchange Commission and the Nasdaq National Market.

   Efficient's Compensation Committee currently consists of Messrs. Peterson and Gauer. The Compensation Committee reviews and recommends to the board of directors the compensation and benefits of Efficient's employees. The Compensation Committee also administers Efficient's stock-based employee benefit plans.

   Efficient's Option Committee, which presently consists of Mr. Floyd as its sole member, has authority to grant options to employees and consultants, excluding officers and directors. The Option Committee is generally responsible for granting options in connection with individuals joining Efficient.

(c) Board And Committee Meetings

   The Board of Directors of Efficient held a total of thirteen regular meetings and no special meetings during the fiscal year ended June 30, 2000. Each of the directors attended no less than 75% of the aggregate number of meetings of the Board of Directors and meetings of the committees of the Board on which he served. The Audit Committee met two times and the Compensation Committee held no meetings during fiscal year 2000.

                               EXECUTIVE OFFICERS

   In addition to Mr. Floyd, who is also Chairman of the Board, and Mr. Brown, who is also a director, the names, ages and experience of the executive officers of Efficient are as follows:

        Name                     Age Position
        ----                     --- --------
                                     Executive Vice President of Sales and
   James A. Hamilton...........   37 Marketing
                                     Executive Vice President of Product
   Patricia W. Hosek...........   39 Operations
                                     Executive Vice President of Product
   Gregory L. Langdon..........   40 Strategy
   Jill S. Manning.............   38 Vice President and Chief Financial Officer
   Kenneth M. Siegel...........   42 Vice President and General Counsel

   The term of office of each of the above-named executive officers is at the pleasure of the Board of Directors. To the knowledge of Efficient, there are no arrangements or understandings between these officers and any other person pursuant to which any of these officers was elected as an officer.

   James A. Hamilton joined Efficient in November 1999 as Vice President and General Manager of Small and Medium Business (Business Unit). In July 2000, Mr. Hamilton was promoted to Executive Vice President of Sales and Marketing. From August 1998 to October 1999, Mr. Hamilton served as Vice President of World Wide Sales and Services at Picazo Communications, a provider of computer telephony solutions. From January 1996 to August 1998, Mr. Hamilton was Director of Business Development for the Communication Products Group of Compaq Computer Corporation, a global supplier of personal computers. From January 1992 to January 1996, he served as Vice President of International Sales at Networth, Inc., a developer and manufacturer of ethernet hubs, switches and related products that was acquired by Compaq in December 1995. Mr. Hamilton holds a B.S. in Business Administration from Lawrence Technical University.

   Patricia W. Hosek joined Efficient in October 1995. From October 1995 through February 1997, Ms. Hosek served as Director of Software Engineering and from February 1997 through March 2000 as Vice President of Engineering. In June 2000, Ms. Hosek was promoted to Executive Vice President of Product Operations. From December 1990 to October 1995, she worked as a senior manager and developer at DSC Communications Corporation, a global provider of telecommunications products. Ms. Hosek holds a B.S. in Computer Science from Texas A&M University.

   Gregory L. Langdon joined Efficient in February 1996 and served as Efficient's Director of Product Management until February 1997. From February 1997 to October 1999, Mr. Langdon served as Vice President of Marketing, and in October 1999, Mr. Langdon was promoted to Vice President of Product Strategy. In December 1999, Mr. Langdon was further promoted to Executive Vice President of Product Strategy. From January 1990 to February 1996, he worked as an engineer at DSC Communications Corporation. Mr. Langdon holds a B.S. in Electrical Engineering from Vanderbilt University.

   Jill S. Manning has served as Vice President and Chief Financial Officer of Efficient since February 1997. From November 1994 to February 1997, she served as Efficient's Controller. From July 1984 to November 1994, Ms. Manning was a senior manager at KPMG LLP, an international accounting firm. Ms. Manning holds a B.B.A. in Accounting and in Computer Information Systems from Baylor University.

   Kenneth M. Siegel joined Efficient as Vice President and General Counsel in February 2000. For over 13 years prior to joining Efficient, Mr. Siegel was an attorney practicing in the corporate and securities area with the law firm of Wilson Sonsini Goodrich & Rosati, and was a member of that firm from 1993 until he left to join Efficient. Mr. Siegel holds a B.A. in International Policy Studies from the Monterey Institute of International Studies and a J.D. from the University of California Hastings College of the Law.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Securities and Exchange Act of 1934 requires Efficient's officers and directors, and persons who own more than ten percent (10%) of a registered class of Efficient's equity securities, to file certain reports regarding ownership of, and transactions in, Efficient's securities with the Securities and Exchange Commission and with The Nasdaq Stock Market. These officers, directors, and 10% shareholders are also required to furnish Efficient with copies of all Section 16(a) forms that they file.

   Based solely on Efficient's review of copies of Forms 3 and 4 and amendments thereto furnished to Efficient pursuant to Rule 16a-3(e), we believe that, since the fiscal year ended June 30, 1999, all Section 16(a) filing requirements applicable to Efficient's officers and directors were complied with, except that reports on Form 3 were filed late by each of Messrs. Bourne, Hamilton, Nadeau, Ronald, Siegel, Waggoner and Ybarra, officers of Efficient, regarding their respective security holdings. One report on Form 4 was filed late by Mr. Nadeau, an officer of Efficient, and reports on Form 4 were filed late by each of Messrs. Gauer (two), Hawk (one), Hoff (one), Maher (one), Martin (one) and Peterson (one), directors of Efficient, regarding their respective security holdings.

                    EXECUTIVE COMPENSATION AND BENEFIT PLANS

(d) Executive Compensation

   The following table sets forth the compensation paid by Efficient to its Chief Executive Officer and the Named Executive Officers who were serving as executive officers at the end of the fiscal year ended June 30, 2000.

                                                        Long-Term
                                                       Compensation
                                                          Awards
                                                       ------------
                                          Annual
                                       Compensation     Securities
   Name and Principal         Fiscal -----------------  Underlying   All Other
   Position                    Year   Salary   Bonus    Options(#)  Compensation
   ------------------         ------ -------- -------- ------------ ------------
Mark A. Floyd...............   2000  $250,000 $250,000   400,000      $48,077(2)
 President and Chief           1999   200,000   80,000   350,000          --
 Executive Officer             1998   178,127   20,000   350,000       16,667(3)

David B. Stefan(1)..........   2000   125,000  225,000   100,000        7,997(2)
 Vice President of Sales       1999   125,000  112,608   100,000          --
                               1998    92,391   36,563   125,000       23,140(4)

Patricia W. Hosek...........   2000   130,000  100,000   100,000       11,487(2)
 Vice President of             1999   117,000   51,479   225,000          --
 Engineering                   1998   107,625   21,313    50,000          --

Gregory L. Langdon..........   2000   130,000  100,000   100,000       12,993(2)
 Vice President of Marketing   1999   117,000   50,716   200,000          --
                               1998   103,290   21,051    50,000          --

Paul E. Couturier(1)........   2000   125,000  225,000    75,000       24,344(5)
 Vice President of             1999    90,000   76,410   137,500       27,426(5)
 International Operations      1998    85,709   42,742    37,500       27,634(5)

Jill S. Manning.............   2000   130,000  100,000   100,000       27,453(6)
 Vice President of Finance,    1999   100,000   30,000    75,000          --
 CFO                           1998   100,000   10,000    55,000          --

--------
(1) Messrs. Stefan and Couturier ceased to be executive officers at the end of fiscal 2000.
(2) Represents payment in lieu of accrued vacation.
(3) Represents amount paid in lieu of accrued sabbatical benefit.
(4) Represents a moving allowance.
(5) Represents an annual car and vacation allowance.
(6) Includes $10,833 paid in lieu of accrued sabbatical benefit, and $16,620 paid for accrued vacation.

(e) Stock Option Transactions In Fiscal 2000

   The following table sets forth certain information with respect to stock options granted to each of the named executive officers in fiscal 2000, including the potential realizable value over the ten-year term of the options, based on assumed, annually compounded rates of stock value appreciation. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent Efficient's estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of Efficient's common stock.

   In fiscal 2000, we granted options to purchase up to an aggregate of 6,741,700 shares to employees and directors. All options were granted at exercise prices equal to the fair market value of Efficient's common stock on the date of grant. All options have a term of ten years. Optionees may pay the exercise price by cash, check or delivery of already-owned shares of Efficient's common stock. Options generally vest over four years, with 25% of the shares vesting one year after the option vesting start date and the remaining option shares vesting ratably on a monthly basis over the succeeding 36 months.

                  Option/Sar Grants In Last Fiscal Year (2000)

 Individual Grants

                                                                                Potential Realizable
                                                                                        Value
                                     Percent of                                at Assumed Annual Rates
                         Number of  Total Options                                  of Stock Price
                         Securities  Granted to             Market             Appreciation for Option
                         Underlying Employees in           Value at                     Term
                          Options    Last Fiscal  Exercise Date of  Expiration -----------------------
   Name                   Granted       Year       Price    Grant      Date        5%          10%
   ----                  ---------- ------------- -------- -------- ---------- ----------- -----------
Mark A. Floyd...........  400,000       5.93%      $60.25   $60.25    1/6/10   $15,156,361 $38,409,193
David B. Stefan.........  100,000       3.79%      $60.25   $60.25    1/6/10   $ 3,789,090 $ 9,602,298
Patricia W. Hosek.......  100,000       3.79%      $60.25   $60.25    1/6/10   $ 3,789,090 $ 9,602,298
Gregory L. Langdon......  100,000       3.79%      $60.25   $60.25    1/6/10   $ 3,789,090 $ 9,602,298
Paul E. Couturier.......   75,000       2.84%      $60.25   $60.25    1/6/10   $ 2,841,818 $ 7,201,724
Jill S. Manning.........  100,000       3.79%      $60.25   $60.25    1/6/10   $ 3,789,090 $ 9,602,298

   Aggregate Option Exercises During the Last Fiscal Year and Fiscal Year-End
                                 Option Values.

   The following table sets forth information with respect to the named executive officers concerning options exercised by them during fiscal 2000 and the exercisable and unexercisable options held by them as of June 30, 2000. The "Value Realized" is based on the fair market value of Efficient's common stock as quoted on the Nasdaq National Market on the date of exercise, less the per share exercise price, multiplied by the number of shares issued. The "Value of Unexercised In-the-Money Options at June 30, 2000" is based on the closing price of $73.86 per share of Efficient's common stock as quoted on the Nasdaq National Market on June 30, 2000, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the options.

                                                  Number of Securities
                                                 Underlying Unexercised     Value of Unexercised
                                                 Options at Fiscal Year    In-the-Money Options at
                           Shares                          End                 Fiscal Year-End
                         Acquired on   Value    ------------------------- -------------------------
   Name                   Exercise    Realized  Exercisable Unexercisable Exercisable Unexercisable
   ----                  ----------- ---------- ----------- ------------- ----------- -------------
Mark A. Floyd...........      --     $      --    572,917      777,083    $41,706,170  $32,602,330
David B. Stefan.........   22,500    $2,306,250    89,480      213,020    $ 6,463,762  $ 9,456,888
Patricia W. Hosek.......   43,208    $4,422,923   126,063      273,437    $ 9,052,537  $13,711,058
Gregory L. Langdon......   81,667    $7,343,815   110,000      258,333    $ 7,903,994  $12,640,112
Paul E. Couturier.......   50,000    $3,056,500    94,792      180,208    $ 6,833,576  $ 8,507,924
Jill S. Manning.........   19,000    $1,729,120   110,376      175,624    $ 8,024,170  $ 6,757,590

   Compensation And Management Committee Interlocks And Insider Participation

   No member of the Board of Directors or the Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of Efficient's board of directors or compensation committee.

                    REPORT OF THE COMPENSATION COMMITTEE ON
                   ANNUAL COMPENSATION OF EXECUTIVE OFFICERS

   The Compensation Committee (the "Committee") is comprised of Bruce W. Brown and James P. Gauer, each of whom is a non-employee director. The Committee sets, reviews and administers the Company's executive compensation program. The role of the Committee is to establish and recommend salaries and other compensation paid to executive officers of the Company and to administer the Company's stock plans. The Committee approves all stock option grants to executive officers, all executive officer base salaries and any cash bonus payments to executive officers and reviews all stock option grants to employees.

   The Company's executive pay programs are designed to attract and retain executives who will contribute to the Company's long-term success, to mesh executive and stockholder interest through stock option based plans and to provide a compensation package that recognizes individual contributions and Company performance.

   At this time in the Company's growth, the Committee has determined that the most effective means of compensation are base salaries, annual incentive bonuses and long-term incentives through the Company's stock programs

Base Salary

   The base salaries of executive officers are initially determined by evaluating the responsibilities of the position held and the experience and performance of the individual, with reference to the competitive marketplace for executive talent, including a comparison to base salaries for comparable positions in high growth, technology-based companies of reasonably similar size. The Committee reviews executive salaries annually and adjusts them as appropriate to reflect changes in the market conditions and individual performance and responsibility. During fiscal 2000, salaries for executive officers were increased by $13,000 to $50,000, depending on the executive officer. The base salary for the Chief Executive Officer, Mark A. Floyd, was set at $250,000 for fiscal 2000.

Bonus

   The bonuses awarded to executive officers are determined based on achievement of individual and company performance goals.

Stock Options

   Under the Company's 1999 Stock Plan, stock options may be granted to executive officers and other employees of the Company. Upon joining the Company, an individual's initial option grant is based on the individual's responsibilities and position. The sizes of stock option awards are based primarily on an individual's performance and responsibilities. Because of the competitive nature of the technology industry in which the Company competes, the Committee believes stock option grants are an effective method of incentivising executives to take a longer term view of the Company's performance and to ensure that the executive's and the stockholder's interests are aligned.

Other

   Other elements of executive compensation include Company-wide medical and life insurance benefits and the ability to defer compensation pursuant to a 401(k) plan. During fiscal 2000, the Company began matching employee contributions under the 401(k) plan. The Company matches 50% of contributions by an employee, up to 12% of that employee's annual compensation.

   The Committee has considered the potential impact of Section 162(m) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.
Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for any of the Named Executive Officers, unless such compensation is performance-based. Since the cash compensation of each of the Named Executive Officers is below the $1 million threshold and the Committee believes that any options granted under the Stock Plan will meet the requirements of being performance-based, the Committee believes that the Section will not reduce the tax deduction available to the Company. The Company's policy is to qualify, to the extent reasonable, its executive officers compensation for deductibility under applicable tax laws. However, the Committee believes that its primary responsibility is to provide a compensation program that will attract, retain and reward the executive talent necessary to the Company's success. Consequently, the Committee recognizes that the loss of a tax deduction could be necessary in some circumstances.

                                          COMPENSATION COMMITTEE OF THE BOARD
                                           OF DIRECTORS

                                          Bruce W. Brown
                                          James P. Gauer

   The foregoing Report on Executive Compensation shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Efficient specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

                               PERFORMANCE GRAPH

   The following graph shows a comparison of cumulative total stockholder return, calculated on a dividend reinvested basis, from the effective date of the initial public offering of the Company's Common Stock (July 14, 1999) through June 30, 2000, with the NASDAQ Composite Index and the NASDAQ Telecommunications Index. The graph assumes that $100 was invested in the Company's Common Stock (at the initial public offering price of $15.00 per share), and in the above indices on July 14, 1999. Note that historic stock price performance is not necessarily indicative of future stock price performance.

                     Comparison of Cumulative Total Return
                        Among Efficient Networks, Inc.,
           Nasdaq Composite Index and Nasdaq Telecommunications Index




                        [Performance Graph Appears Here]

                     Assumes $100 Invested On July 15, 1999
                          Assumes Dividend Reinvested
                        Fiscal Year Ending June 30, 2000

                                                                   Cumulative
                                                                  Total Return
                                                                 ---------------
                                                                 7/15/99 6/30/00
                                                                 ------- -------
Efficient Networks, Inc. ....................................... 100.00  390.42
Nasdaq Composite Index ......................................... 100.00  140.74
Nasdaq Telecommunications Index ................................ 100.00  125.31

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   The following is a description of transactions during Efficient's last fiscal year to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any director, executive officer or holder of more than 5% of Efficient's capital stock had or will have a direct or indirect material interest other than compensation arrangements that are otherwise required to be described under "Management":

   Siemens AG. Mr. Maher, a member of Efficient's board of directors, is affiliated with Siemens. Efficient and Siemens are party to an original equipment manufacture purchase agreement which provides for the purchase by Siemens of certain of Efficient's products, software and customization services, in the ordinary course of business. During fiscal 2000 we generated $8.0 million in revenues from sales made to Siemens--this accounted for 3.9% of Efficient's total sales revenues for fiscal 2000.

   Cabletron Systems, Inc. is a greater than 5% stockholder of Efficient. In connection with Efficient's acquisition of Cabletron's subsidiary, FlowPoint Corp., we entered into a reseller agreement with Cabletron pursuant to which Cabletron purchases certain of Efficient's products in the ordinary course of business. During fiscal 2000 we generated $11.6 million in revenues from sales made to Cabletron--this accounted for 5.7% of Efficient's total sales revenues for fiscal 2000.

                                                                        ANNEX B

MORGAN STANLEY DEAN WITTER

                                                   1585 BROADWAY
                                                   NEW YORK, NEW YORK 10036
                                                   (212) 761-4000

                                                              February 21, 2001

Board of Directors
Efficient Networks, Inc.
4849 Alpha Road
Dallas, Texas 75244

Members of the Board:

   We understand that Efficient Networks, Inc. ("Efficient"), Siemens Corporation ("Siemens"), and Memphis Acquisition Inc., a wholly owned subsidiary of Siemens ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger dated February 21, 2001 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.001 per share (the "Efficient Common Stock"), of Efficient for $23.50 per share net to the seller in cash, and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into Efficient. Pursuant to the Merger, Efficient will become a wholly owned subsidiary of Siemens and each outstanding share of Efficient Common Stock, other than shares held in treasury or held by Siemens or any affiliate of Siemens or as to which dissenters' rights have been perfected, will be converted into the right to receive $23.50 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

   You have asked for our opinion as to whether the consideration to be received by the holders of shares of Efficient Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

   For purposes of the opinion set forth herein, we have:

     (i) reviewed certain publicly available financial statements and other information of Efficient;

     (ii) reviewed certain internal financial statements and other financial and operating data concerning Efficient prepared by the management of Efficient;

     (iii) reviewed certain financial projections prepared by the management of Efficient;

     (iv) discussed the past and current operations and financial condition and the prospects of Efficient, including information relating to certain strategic, financial and operational benefits anticipated from the Tender Offer and the Merger, with senior executives of Efficient;

     (v) reviewed the reported prices and trading activity for the Efficient Common Stock;

     (vi) compared the financial performance of Efficient and the prices and trading activity of the Efficient Common Stock with that of certain other comparable publicly-traded companies and their securities;

     (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     (viii) participated in discussions and negotiations among representatives of Efficient and Siemens and their financial and legal advisors;

     (ix) reviewed the Merger Agreement and certain related documents; and

     (x) performed such other analyses and considered such other factors as we have deemed appropriate.

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   We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Efficient. In addition, we have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of Efficient, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. In arriving at our opinion, we were not asked to solicit, and did not solicit, interest from any party with respect to the acquisition of Efficient or any of its assets.

   We have acted as financial advisor to the Board of Directors of Efficient in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for Siemens and certain of its affiliates and have received fees for the rendering of these services.

   In the ordinary course of its business, Morgan Stanley and its affiliates may from time to time trade in the securities or indebtedness of Efficient, Siemens or certain of its affiliates for its own account, the accounts of investment funds and other clients under the management of Morgan Stanley and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or indebtedness.

   It is understood that this letter is for the information of the Board of Directors of Efficient and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety, if required, in any filing made by Efficient in respect of the transaction with the Securities and Exchange Commission. Morgan Stanley expresses no opinion or recommendation as to whether shareholders of Efficient should accept the Tender Offer or vote in favor of the Merger.

   Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Efficient Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          Morgan Stanley & Co. Incorporated

                                          By: /s/ Lance L. Hirt
                                            -----------------------------------
                                                 Lance L. Hirt
                                                  Principal

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